SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  )1

Forescout Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34553D101

(CUSIP Number)

JOSH RESNICK

JERICHO CAPITAL ASSET MANAGEMENT L.P.

510 Madison Avenue, 27th Floor

New York, NY 10022

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

2

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,191,993
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,191,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,191,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Special Opportunities Master L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,153,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,153,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,153,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IA, PN

6

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Jericho Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 34553D101

1	NAME OF REPORTING PERSON

Josh Resnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,345,094
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,345,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,345,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 64704V106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Prior to filing the Schedule 13D, the Reporting Persons (defined below) had relied on Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that a Schedule 13G shall be filed within 45 days after the end of the calendar year in which the person became obligated under Rule 13d-1(b). Upon the Reporting Persons’ agreement as of the close of business on October 18, 2019 to work together with Corvex (defined below) to engage with the Issuer, as more fully described under Item 4, the Reporting Persons, in accordance with Rule 13d-1(e) of the Exchange Act, became obligated to file the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Forescout Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 190 West Tasman Drive, San Jose, California 95134.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Jericho Capital Master Fund L.P., a Cayman Islands exempted limited partnership (“Jericho Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Jericho Capital Special Opportunities Master L.P., a Cayman Islands exempted limited partnership (“Jericho Special Opportunities”), with respect to the Shares directly and beneficially owned by it;

(iii)	Jericho Capital Advisors LLC, a Delaware limited liability company (“Jericho Capital Advisors”), as the general partner of each of Jericho Master Fund and Jericho Special Opportunities;

(iv)	Jericho Capital Asset Management L.P., a Delaware limited partnership (“Jericho Capital Management”), as the investment advisor of each of Jericho Master Fund and Jericho Special Opportunities;

(v)	Jericho Capital Holdings LLC, a Delaware limited liability company (“Jericho Capital Holdings”), as the general partner of Jericho Capital Management; and

(vi)	Josh Resnick, as the Managing Member of each of Jericho Capital Advisors and Jericho Capital Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 510 Madison Avenue, 27th Floor, New York, New York 10022.

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CUSIP No. 64704V106

(c)       The principal business of each of Jericho Master Fund and Jericho Special Opportunities is investing in securities. The principal business of Jericho Capital Advisors is serving as the general partner of each of Jericho Master Fund and Jericho Special Opportunities. The principal business of Jericho Capital Management is serving as the investment advisor of each of Jericho Master Fund and Jericho Special Opportunities. The principal business of Jericho Capital Holdings is serving as the general partner of Jericho Capital Management. The principal occupation of Mr. Resnick is serving as the Managing Member of each of Jericho Capital Advisors and Jericho Capital Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Jericho Master Fund and Jericho Special Opportunities are organized under the laws of the Cayman Islands. Each of Jericho Capital Advisors, Jericho Capital Management and Jericho Capital Holdings are organized under the laws of the state of Delaware. Mr. Resnick is a citizen of the United States of America.

Item 3.                  Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Jericho Master Fund and Jericho Special Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,191,993 Shares beneficially owned by Jericho Master Fund is approximately $79,369,727, excluding brokerage commissions. The aggregate purchase price of the 1,153,101 Shares beneficially owned by Jericho Special Opportunities is approximately $49,095,203, excluding brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

After the close of business on October 18, 2019, the Reporting Persons agreed with Corvex Management LP and Keith Meister (collectively, “Corvex”) to work together to engage with the Issuer and its management regarding its business and prospects. The Reporting Persons and Corvex believe that combining their complementary expertise, skill sets and perspectives will be beneficial in discussions with the Issuer.  The Reporting Persons and Corvex anticipate having private discussions with the Issuer as soon as practicable.

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CUSIP NO. 34553D101

The Reporting Persons and Corvex have no agreements or understandings between them relating to the Shares other than as described above, and each of the Reporting Persons and Corvex, respectively, will independently exercise voting and investment power over the Shares reported as beneficially owned by each of them. The Reporting Persons understand that Corvex will file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their required information. For information on Corvex and Shares reported as beneficially owned by Corvex, please refer to the Schedule 13D filed by Corvex with respect to the Shares. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by Corvex. As a result of the activities described above, the Reporting Persons and Corvex may be deemed to be a group for the purposes of Section 13(d)(3) of the Exchange Act.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 46,210,958 Shares outstanding as of August 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

A.        Jericho Master Fund

(a)	As of the close of business on October 18, 2019, Jericho Master Fund directly beneficially owned 2,191,993 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,191,993
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,191,993

(c)	Jericho Master Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Jericho Special Opportunities

(a)	As of the close of business on October 18, 2019, Jericho Special Opportunities directly beneficially owned 1,153,101 Shares.

Percentage: Approximately 2.5%

11

CUSIP NO. 34553D101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,153,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,153,101

(c)	Jericho Special Opportunities has not entered into any transactions in the Shares during the past sixty days.

C.	Jericho Capital Advisors
(a)	As the general partner of each of Jericho Master Fund and Jericho Special Opportunities, Jericho Capital Advisors may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094

(c)	Jericho Capital Advisors has not entered into any transactions in the Shares during the past sixty days.

D.	Jericho Capital Management

(a)	As the investment advisor of each of Jericho Master Fund and Jericho Special Opportunities, Jericho Capital Management may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094

(c)	Jericho Capital Management has not entered into any transactions in the Shares during the past sixty days.

E.	Jericho Capital Holdings

(a)	As the general partner of Jericho Capital Management, Jericho Capital Holdings may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 7.2%

12

CUSIP NO. 34553D101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094

(c)	Jericho Capital Holdings has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. Resnick

(a)	As the Managing Member of each of Jericho Capital Advisors and Jericho Capital Holdings, Mr. Resnick may be deemed to beneficially own the (i) 2,191,993 Shares owned by Jericho Master Fund and (ii) 1,153,101 Shares owned by Jericho Special Opportunities.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,345,094
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,345,094

(c)	Mr. Resnick has not entered into any transactions in the Shares during the past sixty days.

Corvex has represented to the Reporting Persons that they beneficially own 3,344,133 Shares. Collectively, Corvex and the Reporting Persons beneficially own 6,689,227 Shares, which represents approximately 14.5% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4 above, after the close of business on October 18, 2019, the Reporting Persons agreed with Corvex to work together to engage with the Issuer and its management regarding its business and prospects.

On October 21, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

13

CUSIP NO. 34553D101

Item 7.                 Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Jericho Capital Master Fund L.P., Jericho Capital Special Opportunities Master L.P., Jericho Capital Advisors LLC, Jericho Capital Asset Management L.P., Jericho Capital Holdings LLC and Josh Resnick, dated October 21, 2019.

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CUSIP NO. 34553D101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2019

Jericho Capital Master Fund L.P.

By:	Jericho Capital Advisors LLC
its general partner

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Special Opportunities Master L.P.

By:	Jericho Capital Advisors LLC its general partner

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Advisors LLC

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital AsSET Management L.P.

By:	Jericho Capital Holdings LLC its general partner
By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Jericho Capital Holdings LLC

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

15

CUSIP NO. 34553D101

/s/ Josh Resnick
Josh Resnick

16